Exhibit 10.3
EXECUTIVE CHANGE OF CONTROL AGREEMENT
THIS EXECUTIVE CHANGE OF CONTROL AGREEMENT (this “Agreement”) is made as of April 28, 2026, by and between TELEFLEX INCORPORATED (the “Company”, and together with its subsidiaries and affiliates, the “Company Group”) and Jason Weidman (“Executive”). This Agreement shall be effective as of the Start Date (as defined below), and if Executive’s employment with the Company does not begin on the Start Date, this Agreement shall be void ab initio.
BACKGROUND
A.Executive is to be employed by the Company as its Chief Executive Officer effective as of June 8, 2026 (the “Start Date”).
B.The Company believes that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of Executive to the Company Group without distraction, notwithstanding that the Company could be subject to a Change of Control, and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of key management personnel to the detriment of the Company.
C.In consideration for Executive agreeing to continue in employment with the Company and agreeing to keep Company Group information confidential, the Company agrees that Executive shall receive the compensation set forth in this Agreement in the event Executive’s employment with the Company is terminated without Cause or Executive terminates employment for Good Reason, upon or after a Change of Control.
TERMS
In consideration of the mutual promises, benefits and covenants herein contained, the Company and Executive hereby agree as follows:
1.Definitions. The following terms used in this Agreement with initial capital letters have the respective meanings specified therefor in this Section or as otherwise indicated in this Agreement.
“Anniversary Date” means the date that is twelve (12) full months after the Start Date.
“Base Salary” means the highest annualized base rate of salary paid to Executive in all capacities with the Company Group, together with any and all salary reduction authorized amounts under any of the Company Group’s benefit plans or programs, at the time of the Change of Control or any time thereafter.
“Board” means the Board of Directors of the Company.

“Bonus Plan” means a plan of the Company providing for the payment of a cash bonus to Executive.
“Cause” means (a) misappropriation of funds, (b) conviction of a crime involving moral turpitude, or (c) gross negligence in the performance of duties, which gross negligence has had a material adverse effect on the business, operations, assets, properties or financial condition of the Company Group taken as a whole. Any determination of Cause by the Company shall not be made until Executive has been given written notice detailing the specific Cause event and, to the extent such Cause event is curable, a period of 10 business days following receipt of such notice to cure such event.
“Change of Control” means one of the following shall have taken place after the date of this Agreement:
(a)any “person” (as such term is used in Sections 13(d) or 14(d) of the Exchange Act) (other than the Company, any majority controlled subsidiary of the Company, or the fiduciaries of any Company benefit plans) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 20% or more of the total voting power of the voting securities of the Company then outstanding and entitled to vote generally in the election of directors of the Company; provided, however, that no Change of Control shall occur upon the acquisition of securities directly from the Company;
(b)individuals who, as of the beginning of any 24 month period, constitute the Board (as of the Start Date the “Incumbent Board”) cease for any reason during such 24 month period to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the Start Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company;
(c)consummation of (i) a merger, consolidation or reorganization of the Company, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the voting securities of the Company immediately prior to such merger, consolidation or reorganization do not, following such merger, consolidation or reorganization, beneficially own, directly or indirectly, at least 65% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity or entities resulting from such merger, consolidation or reorganization, (ii) a complete liquidation or dissolution of the Company or (iii) a sale or other disposition of all or substantially all of the assets of the Company, unless at least 65% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity or entities that acquire such assets are beneficially owned by individuals or entities who or that were beneficial owners of the voting securities of the Company immediately before such sale or other disposition; or
(d)consummation of any other transaction determined by resolution of the Board to constitute a Change of Control.
“Code” means the Internal Revenue Code of 1986, as amended.

“Disability” means Executive’s continuous illness, injury or incapacity for a period of six consecutive months.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Good Reason” means a Termination of Employment initiated by Executive by Notice of Termination, in accordance with Section 3, upon one or more of the following occurrences; provided that as soon as practicable, but not more than 90 days, after Executive becomes aware of such occurrence and before such Notice of Termination is given, Executive shall have given notice of Good Reason to the Company and the Company shall not have fully corrected the situation within 30 days after such notice of Good Reason:
(e)No longer permitting Executive to work remotely from Executive’s office in California between the Start Date and the Anniversary Date or, beginning on the Anniversary Date, a change of the principal office or workplace assigned to Executive to a location more than 25 miles distant from its location on the date of the Change of Control;
(f)A material reduction of the title, duties, responsibilities, reporting relationship or position of Executive;
(g)Any material breach by the Company Group of the terms of this Agreement, or the Offer Letter Agreement between the Company and Executive, dated April 26, 2026; or
(h)A material reduction of Executive’s Base Salary or a material reduction in Executive’s annual target incentive opportunity.
“Health Care Continuation Period” means the period commencing on the Termination Date and ending on the earlier of (a) the last day of the Severance Compensation Period or (b) the first date on which Executive is eligible to participate in a health care plan maintained by another employer.
“Performance Period” applicable to any Target Amount under a Bonus Plan shall mean the period of time in which the performance goals applicable to the determination of cash bonus awards pursuant to such Bonus Plan are measured.
“Section 409A” means Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder.
“Senior Executive Officer Severance Agreement” means the Senior Executive Officer Severance Agreement between the Company and Executive relating to termination of employment of Executive other than Senior Executive Officer Severance after the occurrence of a Change of Control.
“Severance Compensation Period” means the 36-month period commencing on the day after the Termination Date.
“Target Amount” in respect of a bonus payable to Executive pursuant to any Bonus Plan shall mean the amount specified in the Company’s records pertaining to such Bonus Plan as the

“target amount” of cash bonus that would be payable to Executive if specified conditions were fulfilled without regard to whether such conditions are actually fulfilled.
“Target Bonus” means the sum of the Target Amounts for the Performance Period of each applicable Bonus Plan in which the Termination Date occurs (or, if higher, in which the Change of Control occurred); provided that, if, as of the Termination Date, a Target Amount has not been determined for the Performance Period in which the Termination Date occurs for any applicable Bonus Plan, the Target Amount for such Bonus Plan shall be the most recent prior Target Amount set for such Bonus Plan.
“Termination Date” means the date specified in a Notice of Termination complying with the provisions of Section 3, as such Notice of Termination may be amended by mutual consent of the parties, which date shall be the date Executive’s Termination of Employment occurs.
“Termination of Employment” means the termination of Executive’s active employment relationship with the Company for any reason. Executive’s Termination of Employment for all purposes under this Agreement that are in relation to a payment subject to Section 409A will be determined to have occurred in accordance with the “separation from service” requirements of Section 409A.
“Termination in Connection with a Change of Control” means a Termination of Employment either:
(a)initiated by the Company for any reason other than Disability or Cause within the 90-day period immediately preceding, upon or within two years after a Change of Control; or
(b)initiated by Executive for Good Reason within two years after a Change of Control.
“Termination Year” means the year in which Executive’s Termination Date occurs.
2.Continued Employment of Executive. The parties acknowledge that Executive’s employment by the Company is at will and, except as the parties may hereafter agree in writing, such employment may be terminated by either party at any time, subject only to the giving of prior notice pursuant to Section 3. Nothing in this Agreement shall be construed as giving Executive any right to continue in the employ of the Company.
3.Notice of Termination. The party initiating any Termination of Employment shall give written notice thereof to the other party (a “Notice of Termination”) in accordance with Section 15. A Notice of Termination shall (a) state with reasonable particularity the reasons for such Termination of Employment, if any, that are relevant to Executive’s right to receive compensation and benefits pursuant to this Agreement and (b) specify the date such Termination of Employment shall become effective. Upon Termination of Employment, regardless of the reason for the termination or whether the employment relationship is terminated by Executive or by the Company, Executive shall automatically be deemed to have resigned from all positions that Executive holds as an officer or, to the extent applicable, as a member of the Board (or a committee thereof) or any similar governing body of the Company or any of its subsidiaries or affiliates, effective as of the date of Executive’s Termination of Employment.

4.Compensation upon Termination in Connection with a Change of Control. Upon any Termination of Employment, Executive shall be entitled to any earned but unpaid Base Salary through the Termination Date (paid promptly following the Termination Date) and such other vested benefits as may be due to Executive as governed by the terms and conditions of any applicable plan of the Company Group. Subject to the terms of this Agreement, in the event of Executive’s Termination in Connection with a Change of Control, Executive will receive from the Company the following payments and benefits:
(a)Cash Bonuses for Years Preceding the Termination Year. Executive shall receive all unpaid amounts for bonuses awarded to Executive pursuant to any Bonus Plan for Performance Periods that ended on or prior to the Termination Date, which amounts shall be paid on the later of (i) the date the amount is payable under the terms of the Bonus Plan, or (ii) two and one-half months following the end of the end of the calendar year for which the award was granted. If no bonus was awarded to Executive pursuant to any Bonus Plan for the most recent Performance Period that ended immediately prior to the Termination Date, Executive shall receive a lump sum cash payment equal to the sum of the Target Amounts under each such Bonus Plan, which amount shall be paid promptly following the Termination Date.
(b)Cash Bonuses for the Termination Year. Promptly following the Termination Date, the Company shall pay the Executive a lump sum cash payment equal to a pro-rated amount of the Target Bonus. The pro-rated Target Bonus shall be computed by (x) multiplying each Target Amount making up the Target Bonus by a fraction (i) the numerator of which is the number of days from the first day of the Performance Period for such Target Amount in effect when the Termination Date occurs through the Termination Date, and (ii) the denominator of which is the total number of days in such Performance Period, and (y) adding up the products of such calculations to create a sum (which such sum is the pro-rated Target Bonus).
(c)Continuation of Base Salary. The Company will continue during the Severance Compensation Period to pay Executive’s Base Salary as in effect immediately prior to the Termination Date (or, if higher, as in effect immediately prior to the Change of Control) in accordance with the Company’s standard payroll procedures.
(d)Bonus Severance. Promptly following the Termination Date, the Company shall pay the Executive a lump sum cash payment equal to 300% of (i) the Target Bonus plus (ii) in the event Executive was a participant in the Teleflex Incorporated Deferred Compensation Plan or its successor plan, the employer contributions with which Executive would have been credited under such plan for the plan year that includes the Termination Date (or, if higher, the plan year that includes the Change of Control Date).
(e)Vehicle Allowance. If Executive received a cash vehicle allowance as of the Termination Date, Executive shall be entitled to continue to receive such cash vehicle allowance during the Severance Compensation Period in an amount equal to the cash vehicle allowance in place immediately prior to the Termination Date. The allowance shall be paid in equal monthly payments during the Severance Compensation Period.
(f)Outplacement. The Company shall reimburse Executive for expenses incurred for outplacement services during the Severance Compensation Period, up to a maximum aggregate amount of $20,000, which services shall be provided by an outplacement agency selected by Executive. The Company shall reimburse Executive within 30 days following the date on which the Company receives proof of payment of such expense, which proof must be submitted no later than December 1st of the calendar year after the calendar year in which the expense was incurred. Notwithstanding the foregoing, Executive shall only be entitled to reimbursement for those outplacement service expenses incurred by Executive on or prior to the last day of the third calendar year following the Termination Year.

(g)Health Care Coverage. During the Health Care Continuation Period, the Company will provide health (including dental) care coverage under the Company’s then-current health care plan for Executive and Executive’s spouse and eligible dependents on the same basis as if Executive had continued to be employed during that period. If the Company determines that continuation of coverage under the Company’s health care plan for Executive and Executive’s spouse and eligible dependents results in a violation of Section 105(h) of the Code or Executive and Executive’s spouse and eligible dependents are not eligible to continue health care coverage under the Company’s health care plan, the Company will provide Executive with a monthly payment during the Health Care Continuation Period equal to the employer portion of Executive’s coverage under the health care plan for the month immediately prior to the Termination of Employment.
(h)Equity Awards. All Company stock options and restricted stock held by Executive as of Executive’s Termination Date that have not previously become vested and exercisable shall immediately become fully vested and exercisable as of the date immediately preceding the Termination Date, and any stock option or restricted stock awards under which such stock options or restricted stock are granted are hereby amended, effective the later of the date of this Agreement or the date of such award, to so provide.
5.Deductions and Taxes. Amounts payable by the Company pursuant to this Agreement shall be paid net of (a) taxes withheld by the Company in accordance with the requirements of law and (b) deductions for the portion of the cost of certain benefits to be borne by Executive pursuant to Section 4. This Agreement is intended to be exempt from or compliant with the requirements of Section 409A, including current and future guidance and regulations interpreting such provisions, and should be interpreted accordingly.    For purposes of this Agreement, all rights to payments and benefits hereunder shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A. If under this Agreement, an amount is to be paid in two or more installments, for purposes of Section 409A, each installment shall be treated as a separate payment. Whenever a payment specifies a payment period, the actual date of payment within such specified period shall be within the sole discretion of the Company, and Executive shall have no right (directly or indirectly) to determine the year in which such payment is made. In the event a payment period straddles two consecutive calendar years, the payment shall be made in the later of such calendar years to the extent necessary to comply with Section 409A. Notwithstanding any other provision with respect to the timing of payments under this Agreement, to the extent necessary to comply with the requirements of Section 409A if Executive is a “specified employee”, any payments to which Executive may become entitled under this Agreement that are subject to Section 409A (and not otherwise exempt from its application) and would otherwise have been paid prior to the six-month anniversary of the date of termination will be withheld until the first business day after the six-month anniversary of the date of termination, at which time Executive shall be paid the aggregate amount of all such payments in a lump sum. Any reimbursement by the Company during any taxable year of Executive will not affect any reimbursement by the Company in another taxable year of Executive. Any right to reimbursement is not subject to liquidation or exchange for another benefit. To the extent that the right to any payment provides for the deferral of compensation within the meaning of Section 409A, references to Executive’s “termination” or “resignation” of employment will be construed to mean Executive’s “separation from service” within the meaning of Section 409A(a)(2)(A)(i). Notwithstanding anything in this Agreement to the contrary, the Company and its successors shall not be liable to Executive or any other person if the Internal Revenue Service or any court or other authority having jurisdiction over such matter determines for any reason that any amount hereunder is subject to taxes, penalties or interest as a result of failing to comply with Section 409A.
6.Executive’s General Release and Resignations. As a condition to the obligations of the Company to pay severance compensation and provide benefits pursuant to Section 4, a general waiver of claims and release agreement materially consistent with the Company’s standard release and that does not require Executive to agree to an extension of the restrictive covenants to which Executive is then subject or to waive Executive’s then-existing rights to severance or indemnification (the “Release”) shall be timely executed and delivered to the Company by Executive, and Executive shall not thereafter revoke the Release.
7.Limitations on Certain Payments.
(a)Notwithstanding anything in this Agreement to the contrary, if a Change of Control occurs and it is determined that any payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a “Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, then, if the aggregate present value of such Payments exceeds 2.99 times Executive’s “base amount,” as defined in Section 280G(b)(3) of the Code (the “Base Amount”), the Payments constituting “parachute payments” that would otherwise be payable to or for the benefit of Executive shall be reduced to the extent necessary so that such “parachute payments” are equal to 2.99 times the Base Amount (the “Reduced Amount”); provided that such Payments shall not be so reduced if the Company determines, based upon the advice of the Accounting Firm (as defined below), that without such reduction Executive would be entitled to receive and retain, on a net after tax basis (including, without limitation, any excise taxes payable under Section 4999 of the Code), an amount that is greater than the amount, on a net after tax basis, that Executive would be entitled to retain upon his receipt of the Reduced Amount.
(b)If the determination made pursuant to Section 7(a) results in a reduction of the Payments that would otherwise be paid to Executive except for the application of Section 7(a), then the reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of equity-based awards (if applicable); reduction of employee benefits. In the event that acceleration of vesting of equity-based awards is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Executive’s equity-based award.
(c)All determinations to be made under this Section 7 shall be made by the Company’s independent public accountants immediately prior to the Change of Control or by another independent public accounting firm mutually selected by the Company and Executive before the date of the Change of Control (the “Accounting Firm”), which firm shall provide its determinations and any supporting calculations both to the Company and Executive within 20 days after the Termination Date. Any such determination by the Accounting Firm shall be binding upon the Company and Executive.
(d)All of the fees and expenses of the Accounting Firm in performing the determinations referred to in this Section 7 shall be borne solely by the Company. The Company agrees to indemnify and hold harmless the Accounting Firm from any and all claims, damages and expenses resulting from or relating to its determinations pursuant to this Section 7, except for claims, damages or expenses resulting from the gross negligence or willful misconduct of the Accounting Firm.
(e)As a result of the uncertainty in the application of Section 280G of the Code at the time of a determination hereunder, it is possible that payments will be made by the Company that should not have been made under this Section 7 (“Overpayment”) or that additional payments that are not made by the Company under this Section 7 should have been made (“Underpayment”). In the event that there is a final determination by the Internal Revenue Service, or a final determination by a court of competent jurisdiction, that an Overpayment has been made, any such Overpayment shall be treated for all purposes as a loan to Executive, which

Executive shall repay to the Company together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code. In the event that there is a final determination by the Internal Revenue Service, a final determination by a court of competent jurisdiction or a change in the provisions of the Code or regulations pursuant to which an Underpayment arises under this Agreement, any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive, together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.
8.Confidential Information. Executive acknowledges that, by reason of Executive’s employment by and service to the Company, Executive has had and will continue to have access to confidential information of the Company Group, including information and knowledge pertaining to products and services offered, innovations, designs, ideas, plans, trade secrets, proprietary information, distribution and sales methods and systems, sales and profit figures, customer and client lists, and relationships between the Company Group and other distributors, customers, clients, suppliers and others who have business dealings with the Company Group (“Confidential Information”). Executive acknowledges that such Confidential Information is a valuable and unique asset of the Company, and Executive covenants that (except in connection with the good faith performance of his duties while employed by the Company) Executive will not, either during or after Executive’s employment by the Company, disclose any such Confidential Information to any person for any reason whatsoever without the prior written authorization of the Company, unless such information is in the public domain through no fault of Executive or except as may be required by law or in a judicial or administrative proceeding; provided, however, that Executive may disclose Confidential Information without the prior written authorization of the Company (i) to Executive’s attorneys, financial advisors, accountants and other professional advisors who are bound by obligations of confidentiality, (ii) to Executive’s spouse or immediate family members, provided that such disclosure relates solely to information concerning the terms of Executive’s employment or cessation thereof, including any information concerning compensation, equity or benefits, or (iii) in the enforcement in a court of law or arbitration proceeding of Executive’s rights under this Agreement or any other agreement with the Company Group. If any of Executive’s spouse or immediate family members breach the covenants in this Section 8, Executive will be liable for such breach as if he himself breached this Section 8. Notwithstanding anything to the contrary herein, (a) each of the parties (and each employee, representative, or other agent of such parties) may disclose to any person, without limitation of any kind, the federal income tax treatment and federal income tax structure of the transactions contemplated hereby and all materials (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure; and (b) nothing in this Agreement shall prohibit or impede Executive from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that in each case such communications and disclosures are consistent with applicable law. Notwithstanding the foregoing, under no circumstance will Executive be authorized to disclose any information covered by attorney-client privilege or attorney work product of the Company or any of its Affiliates without the prior written consent of the Company’s General Counsel or other officer designated by the Board.
Notwithstanding anything to the contrary set forth in this Agreement, pursuant to the Defend Trade Secrets Act of 2016 (18 U.S.C. § 1833(b)(1)), no individual shall be held criminally or civilly liable under federal or state law for the disclosure of a trade secret that: (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Executive may disclose the Company’s trade secrets to Executive’s attorney and use the trade secret information in the court proceeding if Executive: (1) files any document containing the trade secret under seal; and (2) does not disclose the trade secret, except pursuant to court order.
9.Equitable and Other Relief; Consent to Jurisdiction of Pennsylvania Courts.
(a)Executive acknowledges that the restrictions contained in Section 8 are reasonable and necessary to protect the legitimate interests of the Company Group, that the Company would not have entered into this Agreement in the absence of such restrictions, and that any violation of any provision of Section 8 will result in irreparable injury to the Company. Executive represents and acknowledges that (i) Executive has been advised by the Company to consult Executive’s own legal counsel in respect of this Agreement, and (ii) Executive has had full opportunity, prior to execution of this Agreement, to review thoroughly this Agreement with Executive’s counsel.
(b)Executive agrees that the Company shall be entitled to preliminary and permanent injunctive relief, without the necessity of proving actual damages, as well as an equitable accounting of all earnings, profits and other benefits arising from any violation of Section 8, which rights shall be cumulative and in addition to any other rights or remedies to which the Company Group may be entitled under applicable law. In the event that any of the provisions of Section 8 should ever be adjudicated to exceed the time, geographic, service, or other limitations permitted by applicable law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, geographic, service, or other limitations permitted by applicable law.
(c)Executive irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of Section 8, including any action commenced by the Company for preliminary and permanent injunctive relief or other equitable relief, may be brought in the United States District Court for the Eastern District of Pennsylvania, or if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in or around Philadelphia, Pennsylvania, (ii) consents to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection that Executive may have to the laying of venue of any such suit, action or proceeding in any such court. Executive also irrevocably and unconditionally consents to receive service of any process, pleadings, notices or other papers in a manner provided for in Section 15 for the giving of notices.
10.Other Payments and Indemnification. The payments due under Section 4 shall be in addition to and not in lieu of any payments or benefits due to Executive under any other plan, policy or program of the Company. In addition, Executive shall continue to be covered by any policy of insurance providing indemnification rights for service as an officer and director of the Company and to all other rights to indemnification provided by the Company, in each case at least as favorable as applicable to Executive on the date of this Agreement.
11.Enforcement. It is the intent of the parties that Executive not be required to incur any expenses associated with the enforcement of Executive’s rights under this Agreement by arbitration, litigation or other legal action, because the cost and expense thereof would substantially detract from the benefits intended to be extended to Executive hereunder. Accordingly, the Company shall pay Executive on demand the amount necessary to reimburse Executive in full for all expenses (including all reasonable attorneys’ fees and legal expenses) incurred by Executive in attempting to enforce any of the obligations of the Company under this

Agreement, without regard to outcome, unless the lawsuit brought by Executive is determined to be frivolous by a court of final jurisdiction. The Company shall reimburse Executive for expenses under this Section 11 no later than the end of the calendar year next following the calendar year in which such expenses were incurred, it being understood that the foregoing limitation is intended to ensure compliance with Section 409A, and shall not serve to extend or otherwise delay the time period within which the Company is required to reimburse Executive for expenses as set forth in this Section 11. The Company shall not be obligated to pay any such expenses for which Executive fails to make a demand and submit an invoice or other documented reimbursement request at least 10 business days before the end of the calendar year next following the calendar year in which such expenses were incurred. The amount of such expenses that the Company is obligated to pay in any given calendar year shall not affect the expenses that the Company is obligated to pay in any other calendar year. Executive’s right to have the Company pay the expenses may not be liquidated or exchanged for any other benefit.
12.No Mitigation. Executive shall not be required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for herein be reduced by any compensation earned by other employment or otherwise.
13.No Set-Off. The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right that the Company may have against Executive or others.
14.Term of Agreement. The term of this Agreement shall be for three years from the Start Date and shall be automatically renewed for successive one-year periods unless the Company notifies Executive in writing that this Agreement will not be renewed at least 60 days prior to the end of the current term; provided, however, that (a) this Agreement shall remain in effect for at least two years after a Change of Control occurring during the term of this Agreement and shall remain in effect until all of the obligations of the parties hereunder are satisfied, and (b) this Agreement shall terminate if, prior to but not in contemplation of a Change of Control, the employment of Executive with the Company Group shall terminate for any reason.
15.Notice. All notices and other communications required or permitted hereunder or necessary or convenient in connection herewith shall be in writing and shall be delivered personally or mailed by registered or certified mail, return receipt requested, or by overnight express courier service or by electronic mail, as follows:
Notices sent to the Company should be directed to:
Teleflex Incorporated
550 E. Swedesford Rd.
Suite 400
Wayne, PA 19087
Attention: General Counsel
Email: daniel.logue@teleflex.com
with a copy (that does not constitute notice) to:
Gillian Emmett Moldowan
Simpson Thacher & Bartlett LLP

425 Lexington Avenue
New York, NY 10017
Email: gillian.moldowan@stblaw.com
Notices sent to Executive should be directed to Executive at the address on the records of the Company.
or to such other names or addresses as the Company or Executive, as the case may be, shall designate by notice to the other party hereto in the manner specified in this Section. Any such notice shall be deemed delivered and effective when received in the case of personal delivery, five days after deposit, postage prepaid, with the U.S. Postal Service in the case of registered or certified mail, or on the next business day in the case of overnight express courier service or on the date sent by electronic mail (except if not a business day then the next business day), so long as no “bounceback” or similar “undeliverable” message is received by the sender thereof.
16.Governing Law and Venue. This Agreement will be governed by and interpreted under the laws of the Commonwealth of Pennsylvania, excluding any conflicts or choice of law rule or principle that might otherwise refer to the substantive law of another jurisdiction for the construction, or determination of the validity or effect, of this Agreement. Except as otherwise provided in this Agreement, venue for actions, claims or proceedings arising out of or relating to any controversy or claim arising under or relating to this Agreement shall be the United States District Court for the Eastern District of Pennsylvania, or if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in or around Philadelphia, Pennsylvania, and both parties consent to the venue and jurisdiction of these courts.
17.Parties in Interest; Survival. This Agreement, including specifically the covenants of Section 8, will be binding upon and inure to the benefit of the parties and their respective heirs, successors and assigns. Executive’s obligations under this Agreement that are intended to survive Termination of Employment, which include Section 8, shall survive the Termination Date. This Agreement may not be assigned by Executive. This Agreement may be assigned by the Company.
18.Entire Agreement. This Agreement and the Senior Executive Officer Severance Agreement contain the entire agreement between the parties with respect to the right of Executive to receive severance compensation upon the termination of Executive’s Employment, and such agreements supersede any prior agreements or understandings between the parties relating to the subject matter of the Senior Executive Officer Severance Agreement or this Agreement, except Executive’s obligations under previously signed or otherwise executed agreements related to inventions, business ideas, confidentiality of corporate information, unfair competition (including but not limited to non-solicitation and non-competition covenants), and arbitration or other dispute resolution programs remain intact.
19.Amendment or Modification. No amendment or modification of or supplement to this Agreement will be effective unless it is in writing and duly executed by the party to be charged thereunder. It is the parties’ intention that the benefits and rights to which Executive could become entitled in connection with Termination of Employment are exempt from or comply with Section 409A. If Executive or the Company believes, at any time, that any of such benefit or right does not so comply, Executive or it shall promptly advise the other party and shall negotiate reasonably and in good faith to amend the terms of this Agreement such that it complies (with the most limited economic effect on Executive and the Company).

20.Clawback. The Company has adopted the Teleflex Incorporated Incentive Compensation Clawback Policy (“Clawback Policy”). Executive acknowledges that any incentive-based compensation paid under this Agreement may be subject to the Clawback Policy in accordance with the terms of such Clawback Policy, as the same may be amended from time to time, and any applicable law with respect to the clawback of compensation.
21.Data Protection. By executing this Agreement, Executive hereby consents to the holding and processing of personal data provided by Executive to the Company Group for all purposes necessary for the operation of this Agreement. This includes, but is not limited to, administering and maintaining records regarding Executive; providing information to third party administrators of benefit plans and awards; and providing information to future purchasers of the Company Group or any portion thereof or the business in which Executive works. Executive is hereby advised and directed to refer to any Company Group data protection policy and/or notice from time to time in place for more details about how Executive’s personal data is used.
22.Severability. If any provision of this Agreement or application thereof to anyone or under any circumstances shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions or applications of this Agreement that can be given effect without the invalid or unenforceable provision or application.
23.Counterparts. This Agreement may be executed in one or more counterparts but shall not be effective until each party has executed at least one counterpart. Each such counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.
24.Construction. The following principles of construction will apply to this Agreement:
(a)Unless otherwise expressly stated in connection therewith, a reference in this Agreement to a “Section,” “Exhibit” or “party” refers to a Section of, or an Exhibit or a party to, this Agreement.
(b)The word “including” means “including without limitation.”
25.Headings and Titles. The headings and titles of Sections and the like in this Agreement are inserted for convenience of reference only, form no part of this Agreement and shall not be considered for purposes of interpreting or construing any provision hereof.
26.Representations and Covenants. In order to induce the Company to enter into this Agreement, Executive represents, warrants and covenants to the Company that Executive has the legal capacity and unrestricted right to execute and deliver this Agreement and to perform all of Executive’s obligations under this Agreement and such execution, delivery and performance will not violate or be in conflict with any fiduciary or other duty, instrument, agreement, document, arrangement or other understanding to which Executive is a party or by which Executive is or may be bound or subject, including, but not limited to, any non-competition, non-solicitation, confidentiality or other similar covenant or agreement.
27.Acknowledgement. Executive represents and certifies: that Executive has carefully read and fully understand all of the provisions and effects of this Agreement, and Executive has been given the opportunity to thoroughly discuss all aspects of it with Executive’s personal attorney; that Executive is voluntarily entering into this Agreement; and that neither the Company nor its agents, representatives or attorneys, make any representations concerning the terms or effects of this Agreement other than those contained herein. This Agreement was drafted mutually between the parties and shall not be construed otherwise.
28.Remedies Cumulative; No Waiver. No right conferred upon Executive by this Agreement is intended to be exclusive of any other right or remedy, and each and every such right or remedy shall be cumulative and shall be in addition to any other right or remedy given hereunder or now or hereafter existing at law or in equity. No delay or omission by Executive in exercising any right, remedy or power hereunder or existing at law or in equity shall be construed as a waiver thereof, including, without limitation, any delay by Executive in delivering a Notice of Termination pursuant to Section 3 after an event has occurred that would, if Executive had resigned, have constituted a Termination in Connection with a Change of Control pursuant to Section 1.
[Signature Page Follows]

IN WITNESS WHEREOF, intending to be legally bound hereby, Executive and the Company have executed the foregoing Executive Change of Control Agreement.

EXECUTIVE	TELEFLEX INCORPORATED
/s/ Jason Weidman	By:/s/ Andrew Krakauer
Name: Jason Weidman	Name: Andrew Krakauer
Title: Director

Date: April 27, 2026	Date: April 28, 2026